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            [KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP LETTERHEAD]



June 24, 2005

Vincent J. Di Stefano, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC  20949

Re:   Eaton Vance Tax-Managed Buy-Write Opportunities Fund

      File Nos. 333-123770 and 811-21735

Dear Mr. Di Stefano:

      Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Tax-Managed Buy-Write Opportunities Fund (the "Fund") is Pre-Effective Amendment No. 2 to the Fund's registration statement on Form N-2 relating to Registrant's initial issuance of common shares of beneficial interest, par value $.01 per share ("Pre-Effective Amendment No. 2"). In connection with this Pre-Effective Amendment No. 2, the Fund is registering 70,000,000 shares of beneficial interest, par value $.01 per share ("Shares"), under the Securities Act of 1933, as amended, pursuant to a registration statement on Form N-2 (File No. 333-123770), as amended ("Registration Statement"), in the amounts set forth under "Amount Being Registered" on the facing page of the Registration Statement.

      Thank you for your letter transmitting your comments concerning the Registration Statement on Form N-2 for the Fund filed with the Securities and Exchange Commission ("SEC") on April 1, 2005. For your convenience of reference, we have restated each of your comments below followed by the Fund's response. As we discussed, and as indicated below, a number of these comments have been addressed in Pre-Effective Amendment No. 1 to the Fund's Registration Statement filed with the Commission on May 25, 2005 ("Pre-Effective Amendment No. 1"). The remaining responses are addressed in this Pre-Effective Amendment No. 2. In connection with this Pre-Effective Amendment No. 2, both the underwriters and the Fund formally request acceleration of effectiveness of the Registration Statement to 10:00 a.m.. on Monday, June 27, 2005.
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PROSPECTUS

COVER

COMMENT 1: Please confirm that Eaton Vance will not recoup from the Fund any offering or organization cost reimbursements it makes to the Fund. Please include the reimbursement agreement as an exhibit to the Registration Statement.

RESPONSE: Eaton Vance confirms that it will not recoup offering and organization cost reimbursements from the Fund. The organizational and expense reimbursement agreement will be filed as Exhibit (k)(4) to Pre-Effective Amendment No. 2.

COMMENT 2: Please indicate that the Fund will obtain current income primarily from short-term gains, some of which will not receive qualified dividend status. Also, please make more prominent the disclosure that the Fund will seek to generate current earnings from option premiums and, to a lesser extent, from dividends on stocks held.

RESPONSE: In response to the second part of the staff's comment, in Pre-Effective Amendment No. 1 this sentence appears in bold face and has been moved to appear as the first sentence of a new second paragraph under the cover page heading "Portfolio contents." In response to the first part of the staff's comment, the following disclosures were added in Pre-Effective Amendment No. 1 as the remainder of this new second paragraph under such heading. In this regard, the Fund notes supplementally that it does not believe that a substantial portion of its current earnings is likely to be taxable to shareholders at rates applicable to ordinary income because of the tax treatment of the options contracts the Fund will generally write, the focus on receiving dividend income that is qualified dividend income and the application of the various tax-management techniques described in the prospectus.

            "THE FUND SEEKS TO GENERATE CURRENT EARNINGS FROM OPTIONS PREMIUMS AND, TO A LESSER EXTENT, FROM DIVIDENDS ON STOCKS HELD. THE FUND GENERALLY INTENDS TO SELL INDEX OPTIONS THAT QUALIFY FOR TREATMENT AS "SECTION 1256 CONTRACTS" ON WHICH CAPITAL GAINS AND LOSSES ARE GENERALLY TREATED AS 60% LONG-TERM AND 40% SHORT-TERM, REGARDLESS OF HOLDING PERIOD. THE FUND INTENDS TO EMPLOY A VARIETY OF TAX-MANAGEMENT TECHNIQUES AND STRATEGIES AS DESCRIBED HEREIN, SEEKING IN PART TO MINIMIZE THE FUND'S ORDINARY INCOME AND ITS NET REALIZED SHORT-TERM CAPITAL GAINS IN EXCESS OF NET REALIZED LONG-TERM CAPITAL LOSSES. TO THE EXTENT THAT THE FUND'S ORDINARY INCOME AND NET REALIZED SHORT-TERM GAINS OVER NET REALIZED LONG-TERM LOSSES EXCEED FUND EXPENSES, DIVIDENDS WITH RESPECT TO SUCH AMOUNTS WHEN PAID TO COMMON SHAREHOLDERS WILL BE TAXABLE AS ORDINARY INCOME."


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COMMENT 3: Please disclose for whom an investment in the Fund would be appropriate.

RESPONSE: The Fund directs the staff's attention to the second paragraph under "Exchange listing" on the inside front cover of the prospectus as was filed in the initial Registration Statement. The Fund confirms such information will remain in the same place in any subsequent amendment filing. This disclosure is substantially similar to that provided in response to an identical staff comment in connection with the recent offering of Eaton Vance Tax-Managed Buy-Write Income Fund and reads as follows:

            "EATON VANCE BELIEVES THAT THE FUND MAY BE APPROPRIATE FOR INVESTORS SEEKING AN INVESTMENT VEHICLE THAT COMBINES REGULAR DISTRIBUTION OF CURRENT EARNINGS AND THE POTENTIAL FOR CAPITAL APPRECIATION. THE FUND MAY BE PARTICULARLY WELL SUITED FOR TAXPAYING INVESTORS WHO CAN BENEFIT FROM THE MINIMIZATION AND DEFERRAL OF FEDERAL INCOME TAXES THAT THE FUND SEEKS TO PROVIDE."

COMMENT 4: Please confirm that the disclosure of the Fund's lack of trading history and attendant risks, and all remaining disclosure required by Item 1.1.i. of Form N-2 will appear on the outside front cover page of the prospectus and will be prominent. See Item 1.1.i of Form N-2.

RESPONSE: The Fund confirms that the subject disclosure appears in a prominent place on the outside cover page in Pre-Effective Amendment No. 1 and will remain in such place in Pre-Effective Amendment No. 2.

COMMENT 5: Please delete the disclosure to the effect that the prospectus is accurate only as of its effective date; and disclose that the Fund will notify investors promptly of any material changes.

RESPONSE: In Pre-Effective Amendment No. 1, the Fund deleted this disclosure as requested. In Pre-Effective Amendment No. 1, the Fund replaced that sentence with the sentence set forth below.

            "THE FUND WILL NOTIFY SHAREHOLDERS PROMPTLY OF ANY MATERIAL CHANGE TO THIS PROSPECTUS DURING THE PERIOD THE FUND IS REQUIRED TO DELIVER THE PROSPECTUS."

SUMMARY

INVESTMENT OBJECTIVES AND POLICIES

COMMENT 6: Please summarize the criteria the Adviser and Sub-Advisers will use to select stocks for the Fund's portfolio.


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RESPONSE: In response to the staff's comment, the Fund notes that the following statement was included in the initial Registration Statement at the end of the fourth paragraph under the heading "Investment Selection Strategies" in the summary and in the body of the prospectus under "Investment Objectives and Policies -- Investment Strategy". The Fund believes that this statement adequately addresses the staff's comment and that additional disclosure is not necessary. The Fund further notes that a substantially similar comment was made by the staff with respect to the recent offering of Eaton Vance Tax-Managed Buy-Write Income Fund. In that case, the Eaton Vance Tax-Managed Buy-Write Income Fund directed the staff's attention to disclosure concerning the investment process that is substantially similar to that in the prospectus and noted below.

            "PARAMETRIC WILL CONSIDER A VARIETY OF FACTORS IN CONSTRUCTING AND MAINTAINING THE FUND'S STOCK PORTFOLIO, INCLUDING, BUT NOT LIMITED TO, STOCK PERFORMANCE RATINGS AS DETERMINED BY THE ADVISER, STOCK DIVIDEND YIELDS, OVERLAP BETWEEN THE FUND'S STOCK HOLDINGS AND THE S&P 500 AND THE NASDAQ-100, PROJECTED TRACKING OF THE FUND'S STOCK HOLDINGS VERSUS A BLEND OF THE S&P 500 AND THE NASDAQ-100, REALIZATION OF LOSS HARVESTING OPPORTUNITIES AND OTHER TAX MANAGEMENT CONSIDERATIONS. THE ADVISER'S EVALUATION OF THE FUTURE PERFORMANCE POTENTIAL OF INDIVIDUAL STOCKS WILL BE ONE AMONG SEVERAL CONSIDERATIONS IN PORTFOLIO CONSTRUCTION AND WILL NOT, ON A STANDALONE BASIS, BE DETERMINATIVE OF PORTFOLIO CONSTRUCTION. THE ADVISER'S STOCK RATINGS WILL BE BASED PRIMARILY ON FUNDAMENTAL RESEARCH."

COMMENT 7: Does the Fund have an opinion of tax counsel? If so, please file as an exhibit to the registration statement.

RESPONSE: In connection with the recent offering of Eaton Vance Tax-Managed Buy-Write Income Fund, Eaton Vance received an opinion of special tax counsel with respect to substantially identical issues presented by the Fund relating to the characterization of index call options as Section 1256 contracts under the Internal Revenue Code. Such counsel has subsequently advised Eaton Vance that it is not aware of any intervening changes in the laws or regulations relating to these issues. The Fund notes that the tax counsel who prepared such opinion has not authorized the dissemination to other parties or the public filing of such opinion. In view of the absence of changes in applicable laws and regulations and in order to avoid unnecessary expense, the Fund does not intend to obtain an additional tax opinion with respect to the offering of the Fund.

COMMENT 8: Disclosure in this section indicates the Fund will hold portfolios of stocks "similar to" the indexes on which the Fund will write call options. Please explain supplementally whether this "similarity" will have the effect of making these positions straddles?

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RESPONSE: To avoid being subject to the "straddle rules" under federal income tax law, the Fund intends to limit the overlap between it stock holdings (and any subset thereof) and each of the S&P 500 and the NASDAQ-100 to less than 70% on an on-going basis. Statements to this effect are contained in the following sections of the prospectus: Summary -- fourth and seventh paragraphs under "Investment Selection Strategies;" Summary -- in sub-section titled "Risks of selling index call options;" Body -- under the heading "Investment Objectives and Policies" the fourth paragraph under sub-heading "Investment strategy;" Body -- under the heading "Investment Objectives and Policies" the second paragraph under sub-heading "Tax-managed investing;" and in the Body -- under the heading "Risks" the first paragraph under the sub-heading "Risk of Selling Index Call Options."

UNDERWRITING

COMMENT 9: The disclosure indicates the Fund has agreed not to offer, sell or register any additional equity securities, other than common shares, for 180 days after the date of the underwriting agreement without the prior written consent of the Representatives. Please advise us in your response letter whether the Fund's Board considered this to be in the shareholders' best interest and, if so, why.

RESPONSE: The Fund notes that the staff has made substantially identical comments in connection with other recent offerings of Eaton Vance closed-end funds. As in those cases, the Fund's Board considered this term of the underwriting arrangements in the context of its approval of the entire underwriting agreement. It determined that the overall arrangement was acceptable and in the best interest of the Fund. Although the Board did not make a specific finding that the particular term noted was in shareholder's best interest, we note, however, that such provisions are present in nearly all underwriting agreements for closed-end funds. The purpose of such a provision is to protect the interests of shareholders purchasing shares in the initial offering and during the early period of the development of the secondary market for such shares. In particular, this provides some assurance to shareholders purchasing in the initial offering based upon the prospectus that a sufficient period of time will be permitted for a market to develop and mature before the Fund takes an action that potentially could dilute the value of outstanding shares and/or potentially otherwise disrupt the optimal development and functioning of the market for such shares.

COMMENT 10: Did the Fund's Board consider the fee arrangement between the Adviser and qualifying underwriters when approving the Advisory Agreement? Please indicate what services are provided pursuant to the fee arrangement. Clarify whether the services are for distribution and therefore subject to the NASD sales load cap. Please file the agreement as an exhibit (d) to the registration statement.

RESPONSE: The Fund notes that this comment is substantially identical that made in connection with the recent offerings of Eaton Vance Tax-Managed Buy-Write Income Fund and Eaton Vance Enhanced Equity Income Fund. As in those cases, the Fund confirms that its Board did consider the fee arrangements between Eaton Vance Management, as the adviser, and Merrill

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Lynch and the qualifying underwriters, if any, and the structuring fee agreement with UBS Securities LLC in approving the Advisory Agreement.

      As described in detail in the sub-section "Additional Compensation to Underwriter and Other Relationships" in the "Underwriting" section of the prospectus the Adviser (and not the Fund): (1) will pay a quarterly fee to Merrill Lynch at the annual rate of .15% of the Fund's average total assets, (2) will pay other qualifying underwriters that meet certain sales targets an additional payment from Eaton Vance for achieving these targets, and (3) will pay to UBS Securities LLC a structuring fee in the form of a one-time payment. The fee payments to Merrill Lynch and qualifying underwriters will remain in effect only so long as the Advisory Agreement remains in effect. The additional compensation and structuring fee arrangements are distribution related. Merrill Lynch and the qualifying underwriters have agreed to provide upon request of the Adviser, certain after-market support services to the Adviser designed to maintain the visibility of the Fund on an ongoing basis, information, studies or reports regarding the Fund and the closed-end investment company industry, and advice as to strategies for addressing any discount of the market value of the Fund's common shares to its net asset value. UBS Securities LLC will receive the structuring fee payment for advice relating to the structure and design of the Fund and the organization of the Fund as well as services related to the sale and distribution of the Fund. This disclosure, when finalized, will contain statements of the total percentages and limits on such additional compensation and structuring fee payment. It is not possible to fully calculate and include this information in advance of pricing since the number and names of qualifying underwriters will not be known until that time. The Fund confirms, consistent with the above cited disclosures, that the compensation provided pursuant to the Additional Compensation Agreements and the Structuring Fee Agreement is subject to the NASD's sales load cap and in that respect will not exceed such cap imposed.

      A form of Additional Compensation Agreement was filed as Exhibit (k)(5) in Pre-Effective Amendment No. 1. A form of Additional Compensation and form of Structuring Fee Agreement will be filed as Exhibits (k)(6) and (k)(7), respectively in Pre-Effective Amendment No. 2.

COMMENT 11: Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement including the fee arrangement.

RESPONSE: The Fund confirms that the NASD is reviewing the terms of the underwriting agreement and the Fund expects the NASD to provide final approval of such agreement prior to effectiveness of the Registration Statement.

COMMENT 12: Please insert a leading "Additional Compensation to Underwriters" before the paragraph describing the additional compensation agreement between Eaton Vance and certain qualifying underwriters. Also, please clarify that the additional compensation payable to the underwriters, together with all other compensation payable to the underwriters, will not exceed the designated percentage of the aggregate initial offering price of the Common shares offered. Finally, please include the additional compensation in the table on the front cover of the prospectus.

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RESPONSE: The Fund notes that this comment is substantially identical that made in connection with the recent offering of Eaton Vance Tax-Managed Buy-Write Income Fund, and the Fund is responding in a substantially identical manner as in that offering. As in that case, the requested heading was inserted at the beginning of this paragraph in Pre-Effective Amendment No. 1 for the Fund. In regard to the second portion of the staff's comment, the Fund directs the staff's attention to the last sentence of that first paragraph, the Fund believes this sentence fully responds to the staff's comment. In response to the final portion of the staff's comment, the Fund notes that such compensation is not payable by the Fund or its common shareholders. Rather it is paid entirely by Eaton Vance. Accordingly, the Fund does not believe that it should or can properly be reflected in a table designed to show offering expenses borne by common shareholders and the net proceeds to the Fund. The Fund notes that its responses to this portion of the staff's comment are identical to those made in response to the same comment received by the staff in connection with the very recent offering of Eaton Vance Tax-Managed Buy-Write Income Fund.

STATEMENT OF ADDITIONAL INFORMATION

APPROVAL OF INVESTMENT ADVISORY AGREEMENT

COMMENT 13: This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the Board of Directors approving the investment advisory contract. Please include this information in the disclosure. See Instruction to Item. 18.13 of Form N-2.

RESPONSE: The disclosure in Pre-Effective Amendment No. 1 is substantially identical to the disclosure regarding this issue in the recent offerings of Eaton Vance Tax-Managed Buy-Write Income Fund, Eaton Vance Enhanced Equity Income Fund II, Eaton Vance Enhanced Equity Income Fund, Eaton Vance Tax-Advantaged Global Dividend Income Fund, Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund and Eaton Vance Floating-Rate Income Trust. This disclosure was significantly expanded in response to an identical staff comment for Eaton Vance Senior Floating-Rate Trust, another recent offering. The staff there indicated that it was satisfied with the revised disclosure. Accordingly, the Fund believes that this disclosure fully addresses the staff's comment and disagrees that Item 18.13 of Form N-2 requires additional disclosure. The Fund notes that certain additional disclosures were made upon request of the staff in connection with the recent offering of Eaton Vance Short-Duration Diversified Income Fund. However, the Fund maintains that such disclosures were uniquely appropriate in that case because of the highly unusual nature of the calculation of the management fee paid by that fund.

CLOSING

COMMENT 14: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

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RESPONSE: The Fund understands this comment. All responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

COMMENT 15: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

RESPONSE: In September of 2003, Eaton Vance Qualified Dividend Income Fund filed an application for an exemptive order that would permit it and other thereinafter created Eaton Vance closed-end funds to include long-term capital gains in distributions to shareholders more frequently than otherwise permitted by Section 19(b) of the Investment Company Act of 1940 and the rules thereunder. The Fund may rely on such exemptive relief if granted and it is expected that the exemptive application will soon be amended to add the Fund and other subsequently created Eaton Vance closed-end funds as parties. The Fund will not engage in such a distribution policy prior to obtaining the requisite exemptive relief and such relief is not necessary for the Fund to conduct its operations as contemplated by the Registration Statement.

COMMENT 17: Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

RESPONSE: The Fund has only omitted certain pricing information from Pre-Effective Amendment No. 2. This includes the total number of shares sold, the total proceeds of the offering, the total sales loads paid and the allocation of shares sold among the several underwriters. This information has been omitted, as it was not known at the time of filing. Per standard underwriting procedures, definitive "sizing" of the offering will take place within a day or two of the date the Registration Statement is declared effective. The Fund intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

DECLARATION OF EFFECTIVENESS

      In connection with the Fund's and the underwriter's request for acceleration of effectiveness of the Registration Statement included in this Pre-Effective Amendment No. 2, the Fund will acknowledge in such request that:

1. Should the Commission or the staff acting pursuant to delegated authority declare the registration statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

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      Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment
Management in connection with its review of and the Fund's comments on this and other filings made with respect to the Registration Statement.

STATEMENT OF ASSETS AND LIABILITIES

COMMENT: The staff notes that there is missing information under the heading "Liabilities" in line item "Net assets applicable to __________ common shares of beneficial interest issued and outstanding."

RESPONSE: The information was inadvertently left out and the Fund confirms that the number of shares has been included and will appear in PEA No. 2. The disclosure now reads:

            "NET ASSETS APPLICABLE TO 5,000 COMMON SHARES OF BENEFICIAL INTEREST ISSUED AND OUTSTANDING."

COMMENT: The staff believes, given that the Fund will engage in significant option activity there should be included in the footnotes expanded options disclosure.

RESPONSE: Upon discussion with the staff accountants, it has been agreed that the Fund will not include additional disclosure at this time, but will consider adding additional disclosure in future Eaton Vance closed-end fund offerings that have a strategy of engaging in significant option activities.



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                                    * * * * *

      As agreed to in our telephone conversations, we believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-261-3246. In my absence, please address any questions or concerns to Mark Goshko at 617-261-3163.

                                                Sincerely,



                                                /s/Clair E. Pagnano
                                                -------------------
                                                Clair E. Pagnano



Enclosures

cc:   Richard Pfordte
        Securities and Exchange Commission, Division of Investment Management Frederick S. Marius
          Eaton Vance Management
      Mark P. Goshko
          Kirkpatrick & Lockhart Nicholson Graham LLP
      Leonard Mackey
          Clifford Chance US LLP
      Allison Harlow
          Clifford Chance US LLP
      Matthew Tasto
          Clifford Chance US LLP


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